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Securities and Exchange

MAR 0 1 2018

RECEIVED

18001173

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8-67555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** AND ENDING **12/31/17**

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hatteras Capital Distributors, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6601 Six Forks Road, Suite 340

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Raleigh   **NC**   **27615**

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance Baker   (919) 846-2324

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs PC

                          (Name – if individual, state last, first, middle name)

316 Alexander Street, Suite 4	**Marietta**	**GA**	**30060**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

BW

OATH OR AFFIRMATION

I, Lance Baker _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

Chief Financial Officer / FinOp
_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hatteras Capital Distributors, LLC

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hatteras Capital Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hatteras Capital Distributors, LLC's management. Our responsibility is to express an opinion on Hatteras Capital Distributors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Hatteras Capital Distributors, LLC's financial statements. The supplemental information is the responsibility of Hatteras Capital Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Goldman & Company, CPA's, P.C.
We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 19, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Hatteras Capital Distributors, LLC

Statement of Financial Condition

December 31,		2017
Assets		
Cash and Cash Equivalents	$	124,486
Receivable from 12(b)-1 plan		11,695
Prepaid expenses and other assets		36,316
Total Assets	$	172,497
Liabilities		
Due to affiliate		21,993
Accrued expenses and accounts payable		8,428
Total Liabilities		30,421
Equity		142,076
Total Liabilities and Equity	$	172,497

See accompanying notes to financial statements.

4

Hatteras Capital Distributors, LLC

Statement of Income

Year ended December 31,		2017
Revenues		
Service fee revenue	$	2,061,058
12b-1 revenues		114,587
Total revenues		**2,175,645**
Expenses		
Payroll and related expenses		1,486,398
Marketing events and materials		109,340
Travel, meals and entertainment		171,137
12b-1 plan expenses		121,865
Professional fees		25,411
Regulatory fees and expenses		39,262
Office expenses		63,057
Rent		39,419
Depreciation		28,411
Sub-distributor fees		18,750
Other expenses		12,966
Insurance		18,785
Total expenses		**2,134,801**
Net income	**$**	**40,844**

See accompanying notes to financial statements.

5

Hatteras Capital Distributors, LLC

Statement of Changes in Member's Equity

	Equity
Beginning equity, December 31, 2016	S **696,732**
Net income	40,844
Distributions	(595,500)
Ending equity, December 31, 2017	S **142,076**

See accompanying notes to financial statements.

6

Hatteras Capital Distributors, LLC

Statement of Cash Flows

Year ended December 31,		2017
Operating Activities		
Net income	$	40,844
Adjustments to reconcile net income to net cash provided by operating activities		
Change in receivable from 12b-l plan		116,798
Change in due from affiliate, net		51,033
Change in prepaid expenses and other assets		10,351
Change in accounts payable and accrued expenses		18,921
Net Cash Provided by Operating Activities		237,947
Financing Activities		
Distributions		(595,500)
Net Cash Used in Financing Activities		(595,500)
Net change in cash		**(357,553)**
Cash and Cash Equivalents, beginning of year		482,039
Cash and Cash Equivalents, end of year	$	**124,486**

See accompanying notes to financial statements.

7

**Hatteras Capital Distributors,
LLC**

Notes to Financial Statements

1.   Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company" or "HCD") was organized on January 4, 2007, as a limited liability company under the laws of the state of North Carolina, and is a wholly owned subsidiary of Hatteras Funds, LP (the "Advisor"). The Advisor provides investment advisory services to various affiliated funds and general partnerships.

On January 5, 2016, the Company, along with the Advisor, was purchased by Raleigh Acquisition Corporation, an LLC formed by members of the Company's management to acquire the assets of the Company and Hatteras Funds. The Advisor was subsequently renamed Hatteras Funds, LP.

HCD serves as the distributor for investment company products and limited partnerships. HCD operates as a limited-use broker dealer pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold customer funds or safe-keep customer securities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

The Company maintains cash deposits with a financial institution. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Company did not have cash balances as of December 31, 2017 that were in excess of the FDIC insured limits. There were no restrictions placed on the Company's cash deposits at December 31, 2017, nor at any point during the twelve-months ended December 31, 2017. The Company defines Cash Equivalents as highly liquid investments with original maturities of less than 90 days.

Service Fees Receivable and Due to Affiliates

The Company records service fee receivables by providing services to various funds managed and advised by Hatteras Funds. As provided in the fund servicing agreements, the Company will assist with investor communications, maintenance of fund records, and provide various other services related to the funds' operations: The Company records service fees receivable when fees have been earned but not yet paid on services provided to unrelated parties. The Company also provides services to Hatteras Funds under terms of a written agreement between the Company and Hatteras Funds. The Company records fees receivable from Hatteras Funds when earned but not yet paid as Due from Affiliate in the Company's financial statements. When applicable, amounts owed for services provided by Hatteras Funds and service fees to be received from Hatteras Funds are presented net in the Company's Statement of Financial Position. At December 31, 2017, $21,993 was owed to Hatteras Funds.

Revenue Recognition

The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, services have been rendered, and collectability is reasonably assured: The Company earns service fees by providing fund services to the various Hatteras Funds (the "Funds") through Fund Servicing Agreements. Service fees are calculated monthly or quarterly, as applicable, as a percentage of the aggregate net assets of the Funds, which is reported by each fund's administrator. The Company is evaluating new revenue recognition standards and will implement as required.

12(b)-1 Plan

The Company is the distributor for certain affiliated funds which maintain a 12(b)-1 Plan. The Company has engaged Quasar, a division of US Bank Fund Services, as sub-distributor to administer the 12(b)-1 Plan. The Company maintains an account at the various funds which offer shares under the 12(b)-1 Plan, which are used to pay expenses related to the marketing and selling of fund shares, such as compensating brokers and others who sell fund shares, and paying for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. The Company recognizes revenue as earned from the assets under management in the share classes under the plan and expenses under the 12(b)-1 plan as the Company remits 12 (b)-1 plan fees to third party selling brokers.

Commissions and other direct variable distribution costs are paid to unrelated distributors by the Company in connection with the sales of certain investment products that entitle the Company to collect 12(b)-1 plan revenues and contingent deferred sales charges. Such deferred acquisition costs are capitalized by the Company and amortized over the term of the contingent deferred sales charge period, which is typically twelve months from the date of investment.

Expenses

The Company recognizes expenses in its Statement of Income as expenses are incurred. The Company is party to a written expense sharing agreement with Hatteras Funds, with whom the Company shares office facilities. The expense sharing agreement results in the Company incurring certain expenses within its Statement of Income based upon a percentage of time, space and equipment used by Hatteras Funds in conducting activities of the Company. The Company and Hatteras Funds review the specific expense sharing percentages and estimates included within the expense sharing agreement annually to ensure such expense sharing percentages and estimates remain reasonable. No changes in those expense sharing percentages and estimates have occurred throughout 2017.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. As a result of the Company's designation as a disregarded entity for income tax purposes, no income taxes have been recognized within the Company's financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax position to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

2. Related Party Transactions

Included in the Statement of Income are service fees from affiliated entities. In addition, the Statement of Income includes operating expenses resulting from the expense sharing agreement in place with Hatteras Funds. The following table sets forth the Company's related party revenues, expenses, receivables and payables for the year ended December 31, 2017:

	2017
Service fees from Hatteras Funds, LP	$ 2,061,058
12b-1 plan revenues from Funds	114,587
Total Revenues	**$ 2,175,645**
Operating expenses allocated from Hatteras Funds, LLC	
Payroll and related expenses	$ 1,486,398
Travel, meals, and entertainment	171,137
Marketing events and materials	85,365
Office expenses	36,317
Rent	39,419
Depreciation	28,411
Other expenses	10,450
Insurance	8,626
Total Allocated Expenses	**$ 1,866,123**
Due from Hatteras Funds, LP	$ 145,409
Due to Hatteras Funds, LP	(167,402)
Due to affiliate, net	**$ (21,993)**

3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had regulatory net capital of $105,760 which is $100,760 in excess of the Company's net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.288 to 1.0.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, claims exemption from SEC Rule 15c3-3, under the provision in section k(2)(i).

4. Subsequent Events

The Company has evaluated subsequent events through February 19, 2018, the date the financial statements were issued, and determined that there were no subsequent events that required disclosure.

Hatteras Capital Distributors, LLC

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 and
Statement Pursuant to Rule 17a-5(d)(4)

December 31	2017
Computation of Net Capital Pursuant to Rule 15c3-1	
Computation of Net Capital:	
Total member's equity from statement of financial condition	$ 142,076
Less: Non allowable assets:	
Other assets	36,316
Net Capital	**$ 105,760**
Computation of Basic Net Capital Requirement:	
6-2/3% of $30,421, aggregate indebtedness	2,028
Minimum net capital required, pursuant to Rule 15c3-1	5,000
Minimum dollar net capital requirements of reporting broker/dealer	5,000
Excess net capital	100,760
Computation of Aggregate Indebtedness:	
Accounts payable and accrued expenses	30,421
Total Aggregate Indebtedness Liabilities	30,421
Percentage of Aggregate Indebtedness to Net Capital	**28.76%**

Statement Pursuant to Rule 17a-5(d)(4)

A Reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 as of December 31, 2017 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of its customers.

13

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

14

Hatteras Capital Distributors, LLC

Exemption Report

For the Year Ended December 31, 2017

Hatteras Capital Distributors, LLC

Contents

Hatteras Capital Distributors, LLC's Exemption Report

Hatteras Capital Distributors, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2017, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(i) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Hatteras Capital Distributors, LLC

I, Robert Lance Baker, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

[Signature]   /s/ R. Lance Baker

Chief Financial Officer

February 19, 2018



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hatteras Capital Distributors, LLC

We have reviewed management's statements, included in Hatteras Capital Distributors, LLC's Annual Exemption Report, in which (1) Hatteras Capital Distributors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hatteras Capital Distributors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Hatteras Capital Distributors, LLC stated that Hatteras Capital Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hatteras Capital Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hatteras Capital Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 19, 2018

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

3

Hatteras Capital Distributors, LLC

Agreed-Upon Procedures
Securities Investor Protection Corporation ("SIPC") General Assessment Reconciliation

For the Year Ended December 31, 2017



Defining Alternatives

HATTERAS

FUNDS

Hatteras Capital Distributors, LLC

Agreed-Upon Procedures

Securities Investor Protection Corporation ("SIPC")

General Assessment Reconciliation

Year Ended December 31, 2017

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10*****1803********************MIXED AADC 220
67555   FINRA   DEC
HATTERAS CAPITAL DISTRIBUTORS LLC
HATTERAS CAPITAL
66601 SIX FORKS RD  STE 340
RALEIGH, NC 27615
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lance Baker, (919) 846-2324

2. A. General Assessment (item 2e from page 2) — $ 3,092.00

   B. Less payment made with SIPC-6 filed (**exclude interest**) — (1,671.00)

   8/10/2017
   Date Paid

   C. Less prior overpayment applied — (0.00)

   D. Assessment balance due or (overpayment) — 1,421.00

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — 0.00

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 1,421.00

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ 1,421.00

   H. Overpayment carried forward — $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hatteras Capital Distributors, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 19 day of February , 2018 .

CFO/FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) .... $ 2,175,635

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

    (2) Net loss from principal transactions in securities in trading accounts. _____

    (3) Net loss from principal transactions in commodities in trading accounts. _____

    (4) Interest and dividend expense deducted in determining item 2a. _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

    (7) Net loss from securities in investment accounts. _____

        Total additions _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 114,586

    (2) Revenues from commodity transactions. _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

    (4) Reimbursements for postage in connection with proxy solicitation. _____

    (5) Net gain from securities in investment accounts. _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _____

    _____

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii) _____

        Total deductions 114,586

2d. SIPC Net Operating Revenues .... $ 2,061,049

2e. General Assessment @ .0015 .... $ 3,092

(to page 1, line 2.A.)

2

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Hatteras Capital Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Hatteras Capital Distributors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hatteras Capital Distributors, LLC's compliance with the applicable instructions of Form SIPC-7. Hatteras Capital Distributors, LLC's management is responsible for Hatteras Capital Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 19, 2018